Exhibit 99.36

For Immediate Release TSX: BXE

FOR IMMEDIATE RELEASE
NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE U.S.

Calgary, Alberta, April 20, 2011

BELLATRIX EXPLORATION LTD. ANNOUNCES
$55 MILLION BOUGHT DEAL FINANCING

Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (BXE — TSX) is pleased to announce that it has entered into an agreement with a syndicate of underwriters co-led by National Bank Financial Inc. and Canaccord Genuity Corp. and including Wellington West Capital Markets Inc. to issue, on a bought deal basis, 9,822,000 common shares (“Common Shares”) at a price of $5.60 per Common Share for aggregate gross proceeds of approximately $55,003,200.

Bellatrix has also granted the underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 1,473,000 Common Shares to cover over-allotments, if any, for additional gross proceeds of approximately $8,248,800.  The Over-Allotment Option is exercisable in whole or in part for a period of 30 days following closing of the Offering. The Common Shares will be offered in certain provinces of Canada by way of a short form prospectus.

Proceeds of the offering will be used for the expansion of the capital program in West Central Alberta and general corporate purposes. As a result of the increased capital expenditure program, Bellatrix intends to increase previously announced 2011 exit production guidance of 13,000 boe/d to 15,000 boe/d.

Closing is expected to occur on or about May 11, 2011 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

For further information, please contact:

BELLATRIX EXPLORATION LTD.

Raymond G. Smith	Edward Brown	Troy Winsor
President & CEO	Vice President, Finance & CFO	Investor Relations
(403) 750-2420	(403) 750-2655	(800) 663-8072

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ADVISORY: This press release contains forward looking statements.  More particularly, this press release contains statements concerning the anticipated closing date of the offering and the anticipated use of the net proceeds of the

www.bellatrixexploration.com	MAIN	403-266-8670	2300, 530 – 8th Avenue SW
	FAX	403-264-8163	Calgary, AB Canada T2P 3S8

offering.  Although Bellatrix believes that the expectations reflected in these forward looking statements are reasonable, undue reliance should not be placed on them because Bellatrix can give no assurance that they will prove to be correct.  Since forward looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.  The closing of the offering could be delayed if Bellatrix is not able to obtain the necessary regulatory and stock exchange approvals on the timelines it has planned.  The offering will not be completed at all if these approvals are not obtained or some other condition to the closing is not satisfied.  Accordingly, there is a risk that the offering will not be completed within the anticipated time or at all.  The intended use of the net proceeds of the offering by Bellatrix might change if the board of directors of Bellatrix determines that it would be in the best interests of Bellatrix to deploy the proceeds for some other purpose, such as an acquisition.  The forward looking statements contained in this press release are made as of the date hereof and Bellatrix undertakes no obligations to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.